UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

____________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May 2022

Commission File Number:  001-38303

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WPP plc
(Translation of registrant's name into English)

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Sea Containers, 18 Upper Ground

London, United Kingdom SE1 9GL

(Address of principal executive offices)

_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of outbreaks, epidemics or pandemics, such as the Covid-19 pandemic and ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description

1	Results of AGM dated 24 May 2022, prepared by WPP plc.

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FOR IMMEDIATE RELEASE	24 May 2022

WPP PLC ("WPP")

Results of AGM

Following its Annual General Meeting (AGM) held at 2.00pm on Tuesday 24 May 2022, WPP plc (WPP) announces the results of the poll vote for each resolution set out in the Notice of AGM. The full text of the resolutions proposed at the AGM is included in WPP's Notice of AGM published on  31 March 2022, which is available on WPP's website at: www.wpp.com/investors.

Resolutions 1 to 20 were passed as ordinary resolutions and resolutions 21 to 23 were passed as special resolutions.

The following table shows the votes cast on each resolution:

Resolution	Total Votes For	%	Total Votes Against	%	Total Votes Cast	Votes Withheld
1 Ordinary Resolution to receive the 2021 Annual Report and Accounts	896,362,753	99.93	646,184	0.07	897,008,937	4,196,198
2 Ordinary Resolution to declare a final dividend	900,742,472	99.95	433,013	0.05	901,175,485	29,650
3 Ordinary Resolution to approve the Compensation Committee report	841,723,026	93.41	59,344,966	6.59	901,067,992	137,143
4 Ordinary Resolution to elect Simon Dingemans as a Director	847,247,357	94.11	52,990,712	5.89	900,238,069	967,066
5 Ordinary Resolution to re-elect Angela Ahrendts DBE as a Director	888,048,014	98.55	13,051,790	1.45	901,099,804	105,330
6 Ordinary Resolution to re-elect Sandrine Dufour as a Director	899,998,242	99.88	1,095,207	0.12	901,093,449	111,686
7 Ordinary Resolution to re-elect Tarek Farahat as a Director	898,638,952	99.73	2,454,784	0.27	901,093,736	111,398
8 Ordinary Resolution to re-elect Tom Ilube CBE as a Director	887,335,147	98.47	13,759,466	1.53	901,094,613	110,521
9 Ordinary Resolution to re-elect Roberto Quarta as a Director	875,457,434	97.16	25,634,598	2.84	901,092,032	113,102

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10 Ordinary Resolution to re-elect Mark Read as a Director	896,625,043	99.50	4,467,703	0.50	901,092,746	112,389
11 Ordinary Resolution to re-elect John Rogers as a Director	899,423,247	99.82	1,657,666	0.18	901,080,913	124,222
12 Ordinary Resolution to re-elect Cindy Rose OBE as a Director	900,196,564	99.90	902,596	0.10	901,099,160	105,975
13 Ordinary Resolution to re-elect Nicole Seligman as a Director	842,069,893	93.45	59,025,651	6.55	901,095,544	109,590
14 Ordinary Resolution to re-elect Keith Weed CBE as a Director	896,629,988	99.86	1,216,686	0.14	897,846,674	3,358,461
15 Ordinary Resolution to re-elect Jasmine Whitbread as a Director	662,809,535	73.56	238,287,890	26.44	901,097,425	107,710
16 Ordinary Resolution to re-elect Dr. Ya-Qin Zhang as a Director	855,504,210	94.94	45,596,353	5.06	901,100,563	104,572
17 Ordinary Resolution to re-appoint Deloitte LLP as the auditor of the Company	882,755,520	97.96	18,385,799	2.04	901,141,319	59,242
18 Ordinary Resolution to authorise the Audit Committee, on behalf of the Board, to determine the auditor's remuneration	896,240,077	99.46	4,906,799	0.54	901,146,876	58,259
19 Ordinary Resolution to authorise the Directors to allot relevant securities	829,661,839	92.08	71,374,157	7.92	901,035,996	169,139
20 Ordinary Resolution to approve the renewal of the WPP plc Executive Performance Share Plan (EPSP) as amended	876,269,266	98.34	14,795,652	1.66	891,064,918	10,140,217
21 Special Resolution to authorise the Company to purchase its own shares	896,877,812	99.58	3,806,878	0.42	900,684,690	520,445
22 Special Resolution to authorise the Directors to allot equity securities wholly for cash	848,198,279	94.29	51,384,848	5.71	899,583,127	1,622,008
23 Special Resolution to authorise the disapplication of pre-emption rights	835,252,211	92.86	64,262,364	7.14	899,514,575	1,680,569

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Resolution 15 - Re-election of Jasmine Whitbread

The Company was pleased that Resolution 15 relating to Jasmine Whitbread's re-election to the Board was supported but notes that a significant minority were not able to support her re-election at this time due to concerns about the number of other directorships of listed companies held by Jasmine, and the potential impact on her time commitment to WPP. The Board believes that Jasmine continues to devote sufficient time to discharge her duties. However, the Board takes seriously the results of the AGM and will continue to engage with shareholders to understand and respond to their views on the matter.

Notes:

(1)	The "for" votes include those giving the Chairman discretion.
(2)	Total votes "for" and "against" are expressed as a percentage of the total votes cast.
(3)	A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "for" or "against" a resolution.
(4)	Issued Share Capital (excluding Treasury Shares): 1,098,813,213 ordinary shares.

The above poll results will shortly be available on WPP's website at www.wpp.com/investors. In accordance with Listing Rule 9.6.2 a copy of the resolutions, other than those concerning ordinary business of the Company, will be submitted to the FCA and will in due course be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Balbir Kelly-Bisla

Company Secretary

Further information

Chris Wade, WPP +44 (0)20 7282 4600

About WPP

WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

END

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SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)

Date: 24 May 2022.	By:
Balbir Kelly-Bisla
Company Secretary

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